BROOKFIELD PROPERTIES CORPORATION

(incorporated under the laws of Canada)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of Brookfield Properties Corporation (“Brookfield”) will be held on Wednesday, April 27, 2005 in New York City at 300 Madison Avenue at 11:30 a.m. (e.s.t.) for the following purposes:

1.	to receive the annual report to shareholders, including the consolidated financial statements for the fiscal year ended December 31, 2004, together with the report of the auditors thereon;

2.	to consider and, if thought advisable, to pass the special resolution, with or without amendment, in the form of Schedule A attached to the accompanying management proxy circular (the “Circular”), authorizing an amendment to our articles of incorporation (the “Articles”) to fix the number of directors at 13;

3.	to elect directors for the ensuing year;

4.	to consider and, if thought advisable, to pass the resolution, with or without amendment, in the form of Schedule B attached to the Circular, confirming our new By-laws (the full text of which is reproduced as Appendix I to Schedule B);

5.	to appoint auditors and to authorize the directors to fix the remuneration to be paid to the auditors; and

6.	to transact such other business as may properly come before the meeting or any adjournment thereof.

The attached Circular provides additional information relating to the matters to be dealt with at the meeting and is incorporated into and forms part of this notice.

If you are unable to attend the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy in the envelope provided for that purpose to CIBC Mellon Trust Company, P.O. Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9, or if delivered by facsimile at 416-368-2502), so as to arrive not later than the close of business on Monday, April 25, 2005 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

By Order of the Board of Directors

Toronto, Canada March 15, 2005	Kathleen G. Kane Senior Vice President and General Counsel and Secretary